NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paseo Road, Suite 202

Palm Desert, California 92260

telephone 760-779-0251

telecopier 760-779-0291

‘CORRESP’

November 9, 2005

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristi Beshears
Daniel L. Gordon, Branch Chief

Re:	Newport International Group, Inc. (the “Company”)
Form 10-KSB for the year ended December 31, 2004
Forms 10-QSB for the quarters ended March 31 and June 30, 2005
Filed April 1, 2005
File No. 000-30587

Ladies and Gentlemen:

We are in receipt of the staff’s letter of comment dated November 8, 2005. Following are the Company’s responses to such comments:

Draft Form 10-QSB/A for the quarter ended June 30, 2005

1.          On November 9, 2005 we filed the amended Form 10-QSB which incorporated the revisions which were contained in the draft Form 10-QSB submitted to the staff on November 3, 2005.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Stock Based Compensation, page 12

12.        The typographical error has been corrected in the amended Form 10-QSB as filed in response to comment 1 above. Please see page 12 thereof.

Management’s Discussion and Analysis or Plan or Operation

Critical Accounting Policies, page 25

3.          As we discussed on November 8, 2005, the requested revision to the policy and disclosure in accordance with the provisions of paragraph 16 of SFAS 115 has been made in the amended Form 10-QSB as filed in response to comment 1 above. We have modified the reference of forecasted recovery to fair value. Please see page 25 thereof.

Under separate cover we are providing Ms. Beshears with a marked, courtesy copy of the Form 10-QSB as filed, keyed to these comments.

We acknowledge that:

•           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Sincerely,

/s/ Cery Perle
Cery Perle, CEO

cc:	James M. Schneider, Esq.